SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 2)*

Protalix BioTherapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74365A-30-9
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13 G

CUSIP NO. 74365A-30-9		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Citigroup Global Markets Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
921,412*

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
921,412*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
921,412*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

*
As of the close of business on December 31, 2019, the Reporting Person may have been deemed to have beneficial ownership of 921,412 shares of Common Stock (shares reflect a 1-for-10 reverse stock split effected on December 20, 2019) issuable upon conversion of a convertible note held by the Reporting Person.

13 G

CUSIP NO. 74365A-30-9		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Citigroup Financial Products Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
921,412*

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
921,412*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
921,412*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
As of the close of business on December 31, 2019, the Reporting Person may have been deemed to have beneficial ownership of 921,412 shares of Common Stock (shares reflect a 1-for-10 reverse stock split effected on December 20, 2019) issuable upon conversion of a convertible note held by the Reporting Person.

13 G

CUSIP NO. 74365A-30-9		Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Citigroup Global Markets Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
921,412*

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
921,412*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
921,412*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*
As of the close of business on December 31, 2019, the Reporting Person may have been deemed to have beneficial ownership of 921,412 shares of Common Stock (shares reflect a 1-for-10 reverse stock split effected on December 20, 2019) issuable upon conversion of a convertible note held by the Reporting Person.

13 G

CUSIP NO. 74365A-30-9		Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
Citigroup Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
921,412* **

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
921,412* **

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
921,412* **

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%* **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*
As of the close of business on December 31, 2019, the Reporting Person may have been deemed to have beneficial ownership of 921,412 shares of Common Stock (shares reflect a 1-for-10 reverse stock split effected on December 20, 2019) issuable upon conversion of a convertible note held by the Reporting Person.

** Includes shares held by the other reporting persons.

Item 1(a).	Name of Issuer:

Protalix BioTherapeutics, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2 Snunit Street
Science Park, POB 455
Carmiel, Israel 20100

Item 2(a).	Name of Person Filing:

Citigroup Global Markets Inc. ("CGM")
Citigroup Financial Products Inc. ("CFP")
Citigroup Global Markets Holdings Inc. ("CGM Holdings")
Citigroup Inc. ("Citigroup")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of CGM, CFP, CGM Holdings and Citigroup is:

388 Greenwich Street
New York, NY 10013

Item 2(c).	Citizenship:

CGM and CGM Holdings are New York corporations.

CFP and Citigroup are Delaware corporations.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

74365A-30-9

of 9 Pages

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☒ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership. (as of December 31, 2019)

(a)	Amount beneficially owned: See item 9 of cover pages

(b)	Percent of class: See item 11 of cover pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages

of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CFP is the sole stockholder of CGM. CGM Holdings is the sole stockholder of CFP. Citigroup is the sole stockholder of CGM Holdings.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

of 9 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ronny Ostrow
	Name:	Ronny Ostrow
	Title:	Assistant Secretary

CITIGROUP FINANCIAL PRODUCTS INC.

By:	/s/ Ronny Ostrow
	Name:	Ronny Ostrow
	Title:	Assistant Secretary

CITIGROUP GLOBAL MARKETS HOLDINGS INC.

By:	/s/ Ronny Ostrow
	Name:	Ronny Ostrow
	Title:	Assistant Secretary

CITIGROUP INC.

By:	/s/ Ronny Ostrow
	Name:	Ronny Ostrow
	Title:	Assistant Secretary

of 9 Pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement among CGM, CFP, CGM Holdings and Citigroup as to joint filing of Schedule 13G.